SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                            Enterasys Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    293637401
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                                 (CUSIP Number)


                               Ronald E. Gutfleish
                          c/o Elm Ridge Management, LLC
                          3 West Main Street, 3rd Floor
                               Irvington, NY 10533
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.         293637401
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.         293637401
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

      0

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

      CO

CUSIP No.         293637401
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Offshore Master Fund, Ltd.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

CO

------------
*On July 1, 2005, the prior Reporting Person contributed all of its interests in the Issuer in-kind to Elm Ridge Offshore Master Fund, Ltd. (the "Master Fund") and became a shareholder of the Master Fund.

CUSIP No.  293637401
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is the Enterasys Networks, Inc., a Massachusetts corporation (the "Issuer"). The address of the Issuer's offices is 50 Minuteman Road, Andover, Massachusetts 01810. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Amendment No. 1 to Schedule 13D is being filed by Elm Ridge Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Elm Ridge Offshore Master Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund") and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of Mr. Gutfleish and the Investment Manager is located at 3 West Main Street, 3rd Floor, Irvington, NY 10533. The principal business address of the Offshore Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands. Elm Ridge Capital Management, LLC serves as investment manager for the Offshore Fund and as the management company for Elm Ridge Value Partners, L.P. and Elm Ridge Capital Partners, L.P. (collectively, the "Partnerships"). Each of the Partnerships is a Delaware limited partnership. Mr. Gutfleish also serves as the managing member of the Investment Manager and as the portfolio manager to the Partnerships and the Offshore Fund (collectively, the Partnerships and the Offshore Fund, are referred to as the "Clients").

     (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 0 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for such Shares is $0.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 0 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for the Shares is $0.

     As of the date hereof, Elm Ridge Offshore Master Fund, Ltd. may be deemed to beneficially own 0 Shares.

     The funds for the purchase of such Shares came from the Reporting Person's working capital. The total cost for such Shares is $0.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were originally acquired for investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     On March 1, 2006, the Issuer filed an 8-K, stating that the merger of Enterasys Networks, Inc., pursuant to the terms of an Agreement and Plan of Merger with Gores ENT Holdings, Inc., a Delaware corporation ("Parent"), and ENT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent was completed. This Amendment No. 1 is being filed to reflect transactions  in the  shares  since  the  Reporting  Persons  initially  filed a
Schedule 13D and to reflect the Reporting Persons' sale in connection with the merger.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 0 Shares, or 0% of the Shares of the Issuer.

     Ronald E. Gutfleish shares the power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the Shares to which this filing relates.

     Elm  Ridge  Capital  Management,   LLC  specifically  disclaims  beneficial
ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     Elm Ridge Offshore Master Fund, Ltd. shares the power to vote or direct the vote of the 0 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. shares the power to dispose or direct the disposition of the 0 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since it filed its initial Schedule 13D are set forth in Exhibit B and were all effected in broker transactions, except as noted in Exhibit B. On March 2, 2006, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly

     Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               March 9, 2006
                                    ----------------------------------------
                                                  (Date)


                                    Ronald E. Gutfleish*

                                    /s/ Ronald E. Gutfleish
                                    ----------------------------------------


                                    Elm Ridge Capital Management, LLC*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name: Ronald E. Gutfleish
                                    Title: Managing Member

                                    Elm Ridge Offshore Master Fund, Ltd.*

                                    BY: /s/ Ronald E. Gutfleish
                                    ----------------------------------------
                                    Name: Ronald E. Gutfleish
                                    Title: Portfolio Manager


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT


The undersigned agree that this Amendment No. 1 to Schedule 13D dated March 9, 2006 relating to the Common Stock of Enterasys Networks, Inc. shall be filed on behalf of the undersigned.



By: Elm Ridge Capital Management, LLC

By: /s/ Ronald E. Gutfleish
----------------------------------------


Elm Ridge Offshore Master Fund, Ltd.

By: /s/ Ronald E. Gutfleish
----------------------------------------


/s/ Ronald E. Gutfleish
-----------------------
    Ronald E. Gutfleish


March 9, 2006

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------



Date of                Number of Shares             Proceeds from
Transaction            Purchased/(Sold)              Shares Sold
-----------            ----------------              -----------

Elm Ridge Capital Partners, L.P.:

7/28/2005                   (29,500)                   $33,039
8/17/2005                   (12,700)                   $14,768
8/22/2005                   (16,012)                   $18,344
8/23/2005                   (78,200)                   $86,564
8/23/2005                      (800)                      $884
8/24/2005                  (127,400)                  $145,217
8/25/2005                   (20,300)                   $23,214
8/29/2005                    (8,600)                    $9,689
8/30/2005                   (15,400)                   $17,315
8/31/2005                   (32,100)                   $36,278
9/6/2005                    (18,600)                   $21,821
9/7/2005                    (58,300)                   $67,042
9/8/2005                    (51,700)                   $60,099
9/8/2005                    (35,914)                   $41,705
9/9/2005                   (210,400)                  $247,231
9/9/2005                    (40,900)                   $48,055
9/12/2005                    (7,900)                    $9,420
9/13/2005                   (43,700)                   $52,110
9/14/2005                  (402,200)                  $476,587
9/14/2005                   (60,300)                   $74,636
10/4/2005                   (38,200)                   $50,231
10/5/2005                   (15,199)                   $19,606
10/7/2005                   (83,250)                  $108,220
10/27/2005                  (85,200)                  $108,924
10/27/2005                  (20,300)                   $25,983
10/28/2005                  (19,922)                   $25,101
11/14/2005                   (5,100)                   $69,574
11/17/2005                  (26,100)                  $343,005
11/18/2005                  (12,700)                  $166,397
1/3/2006                    (83,900)                $1,113,738
3/2/2006                   (670,619)                $9,335,106*


Elm Ridge Offshore Fund, Inc.:

7/28/2005                   (41,200)                   $46,142
8/17/2005                   (17,600)                   $20,466
8/22/2005                   (21,277)                   $24,376
8/23/2005                  (111,400)                  $123,315
8/23/2005                    (1,200)                    $1,326
8/24/2005                  (169,500)                  $193,205
8/25/2005                   (28,800)                   $32,934
8/30/2005                   (34,300)                   $38,594
8/31/2005                   (47,100)                   $53,230
9/6/2005                    (26,300)                   $30,854
9/7/2005                    (79,000)                   $90,846
9/8/2005                    (50,231)                   $58,331
9/8/2005                    (72,400)                   $84,161
9/9/2005                    (55,100)                   $64,740
9/9/2005                   (283,500)                  $333,127
9/12/2005                   (10,700)                   $12,759
9/13/2005                   (63,600)                   $75,840
9/14/2005                   (83,900)                  $103,847
9/14/2005                  (558,800)                  $662,149
10/3/2005                  (100,000)                  $132,994
10/4/2005                   (61,800)                   $81,264
10/5/2005                   (34,801)                   $44,891
10/7/2005                  (116,750)                  $151,769
10/27/2005                 (122,900)                  $157,121
10/27/2005                  (29,700)                   $38,015
10/28/2005                  (27,962)                   $35,231
11/14/2005                   (8,500)                  $115,956
11/17/2005                  (37,600)                  $494,137
11/18/2005                  (18,200)                  $238,459
1/3/2006                    (84,000)                $1,115,940
3/2/2006                 (1,170,672)               $16,295,754*

Elm Ridge Value Partners, L.P.:

7/28/2005                    (2,800)                    $3,136
8/17/2005                    (1,200)                    $1,395
8/22/2005                    (1,591)                    $1,823
8/23/2005                    (7,400)                    $8,191
8/23/2005                      (100)                      $110
8/24/2005                   (12,600)                   $14,362
8/25/2005                    (1,900)                    $2,173
8/29/2005                      (905)                    $1,020
8/30/2005                    (1,400)                    $1,574
8/31/2005                    (3,000)                    $3,390
9/6/2005                     (1,700)                    $1,994
9/7/2005                     (5,700)                    $6,555
9/8/2005                     (3,470)                    $4,030
9/8/2005                     (5,000)                    $5,812
9/9/2005                     (4,000)                    $4,700
9/9/2005                    (20,800)                   $24,441
9/12/2005                      (700)                      $835
9/13/2005                    (4,100)                    $4,889
9/14/2005                    (5,800)                    $7,179
9/14/2005                   (39,000)                   $46,213
10/27/2005                   (6,200)                    $7,926
10/28/2005                   (2,116)                    $2,666
11/14/2005                     (400)                    $5,457
11/17/2005                   (2,500)                   $32,855
11/18/2005                   (1,200)                   $15,723
1/3/2006                       (100)                    $1,327
3/2/2006                    (72,809)                $1,013,501*


----------
* This transaction was the result of an Agreement and Plan of Merger between the Issuer, Gores ENT Holdings, Inc., a Delaware corporation ("Parent"), and ENT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent, whereby the outstanding shares of the Issuer were cancelled and automatically converted into the right to receive $13.92 in cash, without interest.



SK 03563 0004 649338